UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                    FORM 11-K
                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For Fiscal year ended December 31, 2006

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act (No fee required)

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RIO TINTO AMERICA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

               RIO TINTO AMERICA INC. SAVINGS PLAN


               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

               AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR
               ENDED DECEMBER 31, 2006

               TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                               TABLE OF CONTENTS

--------------------------------------------------------------------------------



                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm                        4

Financial Statements:

   Statements of Assets Available for Benefits as of
     December 31, 2006 and 2005                                                6

   Statement of Changes in Assets Available for Benefits
     for the year ended December 31, 2006                                      7

   Notes to Financial Statements                                          8 - 19

Supplemental Schedule - Schedule H, Part IV, line 4i -

   Schedule of Assets (Held at End of Year) as of December 31, 2006      20 - 21






All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Rio Tinto America Inc. Savings Plan.

                                         REPORT OF INDEPENDENT REGISTERED PUBLIC
                                                                 ACCOUNTING FIRM



The Rio Tinto America Inc. Savings Plan Benefits Committee
  and the Rio Tinto America Inc. Investment Committee
Rio Tinto America Inc. Savings Plan


We have audited the accompanying statements of assets available for benefits of the Rio Tinto America Inc. Savings Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. Savings Plan as of December 31, 2006 and 2005 and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As described in Notes 2 and 3, the Plan adopted Financial  Accounting  Standards
Board   Staff   Position   AAG  INV-1  and  SOP  94-4-1,   Reporting   of  Fully
Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
July 11, 2007

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                     STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                                    DECEMBER 31,
--------------------------------------------------------------------------------


                                                        2006           2005
                                                    ----------------------------
ASSETS                                                             (As Restated)
------

Investments, at fair value                          $492,524,167    $436,112,609
                                                    ----------------------------

Receivables:
  Employee contributions                                  59,524         317,402
  Employer contributions                                  30,838         189,759
                                                    ----------------------------

          Total receivables                               90,362         507,161
                                                    ----------------------------

Assets available for benefits, at fair value         492,614,529     436,619,770

Adjustment from fair value to contract value
  for fully benefit-responsive investment
  contracts                                            1,326,661         717,783
                                                    ----------------------------

Assets available for benefits                       $493,941,190    $437,337,553
                                                    ============================


--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------


ADDITIONS TO ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments                   $ 25,859,117
    Interest and dividends                                            25,842,272
                                                                    ------------

          Total investment income                                     51,701,389
                                                                    ------------

  Contributions:
    Employee                                                          24,305,366
    Employer                                                          12,281,173
                                                                    ------------

          Total contributions                                         36,586,539
                                                                    ------------

  Transfers:
    From the U.S. Borax Inc. 401(k) Plan for Hourly
      Employees                                                          323,270
    From the Kennecott Corporation Savings Plan
      for Hourly Employees                                               813,880
                                                                    ------------

          Total transfers                                              1,137,150
                                                                    ------------

          Total additions                                             89,425,078
                                                                    ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       32,754,109
  Administrative expenses                                                 67,332
                                                                    ------------

          Total deductions                                            32,821,441
                                                                    ------------

Net increase in assets available for benefits                         56,603,637

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  437,337,553
                                                                    ------------

  End of year                                                       $493,941,190
                                                                    ============

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   DESCRIPTION OF      The  following  brief  description  of  the  Rio  Tinto
     THE PLAN            America  Inc.  Savings  Plan (the Plan) is provided for
                         general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information.

                         GENERAL
                         The Plan is a defined contribution plan covering (1) all non-represented employees of Rio Tinto America, Inc. and its affiliates (collectively, the Company or the Employer), as defined in the Plan document, and (2) employees covered by a collective bargaining agreement that provides for Plan participation. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period. Rio Tinto America, Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan was created effective January 1, 2003, by a merger of the Kennecott Savings and Investment Plan, the U.S. Borax Inc. Thrift Plan for Salaried Employees, and the Luzenac America, Inc. Investment Savings Plan. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                         CONTRIBUTIONS
                         Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 50% of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the IRC, which established a maximum contribution of $15,000 ($20,000 for participants over age 50) for the year ended December 31, 2006. Participants may also elect to make an after-tax contribution of not less than 1% and not more than 50% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50% of participants' eligible compensation. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

--------------------------------------------------------------------------------
                                  Page 8 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

1.   DESCRIPTION OF      The Company matches the participants'  contributions to
     THE PLAN            the Plan at 100%, up to the first 6% of their  eligible
     CONTINUED           compensation,  for all  locations  other  than  Luzenac
                         America,  Inc.  The Company  matches the  participants'
                         contributions to the Plan at 70%, up to the first 6% of
                         their eligible compensation,  for Luzenac America, Inc.
                         employees   other  than  the   following:   (1)  hourly
                         employees of Luzenac  America,  Inc. at the Three Forks
                         Mill who are  represented by the United  Cement,  Lime,
                         and  Allied  Workers'  Division  of  the  International
                         Brotherhood   of   Boilermakers   and  (a)   who   made
                         contributions  after August 1, 2003 and prior to August
                         1, 2005  received a match of 45%, up to the first 6% of
                         eligible  compensation;  and (b) who made contributions
                         after August 1, 2005 received a match of 50%, up to the
                         first  6% of  eligible  compensation;  and  (2)  hourly
                         employees of Luzenac America,  Inc. at the Windsor Mine
                         who are  represented  by the United  Cement,  Lime, and
                         Allied   Workers'   Division   of   the   International
                         Brotherhood   of   Boilermakers   and  (a)   who   made
                         contributions  after May 12,  2004 and prior to May 12,
                         2006  received  a match of 40%,  up to the  first 6% of
                         eligible  compensation;  and (b) who made contributions
                         after May 12,  2006  received  a match of 45% up to the
                         first   6%   of   eligible    compensation.    Matching
                         contributions are recorded on the date the related participant contributions are withheld.

                         PARTICIPANT ACCOUNTS
                         Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings, and is charged with withdrawals and an allocation of the Plan's losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                         Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust, common stock of the Parent in the form of American Depository Receipts (ADRs), and a stable value fund consisting of a money market fund, a guaranteed investment contract, and synthetic guaranteed investment contracts.

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

1.   DESCRIPTION OF      VESTING
     THE PLAN            Participants   are   immediately    vested   in   their
     CONTINUED           contributions and Company matching  contributions  plus
                         actual earnings thereon.

                         PAYMENT OF BENEFITS
                         On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

                         TRANSFERS
                         Along with the Plan, the Company also sponsors other 401(k) plans that cover represented employees. If those employees are changed from union to non-union status during the year, their account balances are transferred from those union plans to this Plan. For the year ended December 31, 2006, transfers into the Plan totaled $1,137,150. For the year ended December 31, 2006, transfers from the U.S. Borax Inc. 401(k) Plan for Hourly Employees totaled $323,270 and transfers from the Kennecott Corporation Savings Plan for Hourly Employees totaled $813,880.

                         FORFEITED ACCOUNTS
                         As of January 1, 2003, the effective date of the Rio Tinto America Inc. Savings Plan, there was a balance in the forfeiture account related to predecessor plans' non-vested participant account balances. Under the Plan document, forfeiture amounts related to terminated participants are required to be held for five years after termination in the event that the individual is re-hired and becomes a participant again. If the employee becomes a participant within that five-year period, the service period resumes for vesting of the participant's account. If the five-year period expires, the forfeitures become available to reduce future Company contributions to the Plan. During the year ended December 31, 2006, $64,321 in forfeitures were used to pay expenses of the Plan. Forfeitures were $76,364 for the year ended December 31, 2006. Interest and dividends attributable to the forfeitures were $2,206 for the year ended December 31, 2006. As of December 31, 2006 and 2005, the balance in the forfeiture account was $98,756 and $84,507, respectively.

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

2.   SUMMARY OF          BASIS OF PRESENTATION
     SIGNIFICANT         The financial statements of the Plan have been prepared
     ACCOUNTING          on the accrual basis of  accounting in accordance  with
     POLICIES            U.S. generally accepted accounting principles.

                         USE OF ESTIMATES
                         The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles  requires  the  Plan's  management  to  make
                         estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                         RISKS AND UNCERTAINTIES
                         The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                         ADOPTION OF NEW FINANCIAL ACCOUNTING STANDARD
                         In December 2005, the Financial Accounting Standards Board (FASB) issued a Staff Position (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pensions Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires investment contracts to be presented at fair value in the statement of assets available for benefits.

--------------------------------------------------------------------------------
                                 Page 11 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

2.   SUMMARY OF          However,  contract  value is the  relevant  measurement
     SIGNIFICANT         attribute for that portion of the assets  available for
     ACCOUNTING          benefits of a defined contribution plan attributable to
     POLICIES            fully  benefit-responsive  investment contracts because
     CONTINUED           contract value is the amount participants would receive
                         if they were to initiate permitted transactions under the terms of the Plan. Therefore, as required by the FSP, the statement of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.
                         The statement of changes in assets available for benefits is prepared on a contract value basis.

                         The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 statement of assets available for benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan's assets available for benefits or changes in assets available for benefits, as such investments have historically been presented at contract value. Refer to
                         Note 3 for additional information related to the Plan's fully benefit-responsive investment contracts.

                         INVESTMENT VALUATION AND INCOME RECOGNITION
                         The Plan's investments in mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year end. Plan investments in common stock are stated at fair value based on quoted market prices. Common collective trusts are valued at the asset value per unit as determined by each common collective trust as of the valuation date. The fair value of the Plan's interest in the Dwight Stable Value Fund (see detail of investments included in this fund in Note 3) is based upon the market value of the underlying securities at quoted market value or quoted share prices.

--------------------------------------------------------------------------------
                                 Page 12 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

2.   SUMMARY OF          Purchases  and sales of  securities  are  recorded on a
     SIGNIFICANT         trade-date  basis.  Interest  income is recorded on the
     ACCOUNTING          accrual   basis.   Dividends   are   recorded   on  the
     POLICIES            ex-dividend date.
     CONTINUED
                         The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is presented in the statement of changes in assets available for benefits of the Plan, and totaled
                         $25,859,117  for the year ended  December 31, 2006 (see
                         Note 5).

                         PAYMENTS OF BENEFITS
                         Benefit payments are recorded when paid by the Plan.

                         ADMINISTRATIVE EXPENSES
                         The Company pays the majority of the costs and expenses incurred in administering the Plan.

                         The Plan has several fund managers that manage the investments held by the Plan. During the year ended December 31, 2006, the Company paid all investment management fees related to these investment funds.

                         The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                         PARTICIPANT LOANS
                         Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less. Each loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans originated during the year ended December 31, 2006 have interest rates set at prime plus one percent. A general-purpose loan must be repaid within 5 years. A loan for a primary residence must be repaid within 20 years. Principal and interest are paid ratably through payroll deductions.

--------------------------------------------------------------------------------
                                 Page 13 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

3.   FULLY BENEFIT-      The Plan's investments  include the Dwight Stable Value
     RESPONSIVE          Fund.  The Dwight  Stable Value Fund is invested in the
     INVESTMENT          following:
     CONTRACTS
                            o A money market fund (the Mellon Bank - STIF Account);

                            o  A  fully  benefit-responsive   common  collective
                               trust (the SEI Stable Asset Fund);

                            o A fully benefit-responsive traditional fixed-rate guaranteed investment contract (GIC), (Monumental Life Insurance Company, maturity date of 06/15/2007, 4.11%); and

                            o  Fully   benefit-responsive   synthetic   GICs  as
                               follows:

                                  a. Dwight Core International Fund, no specified maturity date, 5.28%;
                                  b. Dwight Managed Target 2, no specified maturity date, 5.28%;
                                  c. Dwight Managed Target 5, no specified maturity date, 5.28%;
                                  d. Dwight Core International Fund, no specified maturity date, 5.12%;
                                  e. Dwight Managed Target 2, no specified maturity date, 5.12%; and
                                  f. Dwight Managed Target 5, no specified maturity date, 5.12%

                         The traditional GIC is backed by the general accounts of the issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. The traditional fixed rate GIC does not experience fluctuating crediting rates. Interest is accrued on a fully compounded basis and paid periodically. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).

                         Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds.

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                                 Page 14 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

3.   FULLY BENEFIT-      The  wrap   contracts  are  obligated  to  provide  an
     RESPONSIVE          interest  rate not less  than  zero.  These  contracts
     INVESTMENT          typically  provide that realized and unrealized  gains
     CONTRACTS           and losses on the underlying  assets are not reflected
     CONTINUED           immediately  in the assets of the fund.  Realized  and
                         unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

                         The contract or crediting interest rates for the synthetic GICs are typically reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting interest rates include each contract's portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

                         These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

                         Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer's financial interest, may be paid at other than contract value.

--------------------------------------------------------------------------------
                                 Page 15 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

3.   FULLY BENEFIT-      Absent the events described in the preceding paragraph,
     RESPONSIVE          the guaranteed  investment  contracts do not permit the
     INVESTMENT          issuers  to  terminate  the  agreements  prior  to  the
     CONTRACTS           scheduled maturity dates.
     CONTINUED
                         Average duration for all investment  contracts was 3.04
                         and  3.06  years as of  December  31,  2006  and  2005,
                         respectively.   Average   yield   data  for  all  fully
                         benefit-responsive  investment contracts as of December
                         31, 2006 and 2005 was as follows:

                          AVERAGE YIELDS:                      2006    2005
                          --------------------------------------------------

                          Based on actual earnings             5.25%   4.33%
                          Based on interest rate
                            credited to participants           5.13%   4.27%


4.   PARTY-IN-           Certain   Plan   investments   are  managed  by  Putnam
     INTEREST            Investments,   the  Plan  trustee,   therefore,   these
     TRANSACTIONS        transactions are exempt party-in-interest transactions.
                         Fees  paid  by  the  Plan  for  investment   management
                         services were included as a reduction of the return earned on each fund.

                         Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2006 and 2005, the Plan held 192,847.41 and 167,436.747 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $24,882,253 and $16,272,106, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $1,418,295 related to the Rio Tinto plc ADRs.

--------------------------------------------------------------------------------
                                 Page 16 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

5.   INVESTMENTS         The  Plan's  investments  (stated at fair  value)  that
                         represented five percent or more of the Plan's assets available for benefits as of December 31, 2006 and 2005 are as follows:

                                                          2006          2005
                                                      ------------  ------------

                          Assets of the Dwight Stable
                            Value Fund:
                              Mellon Bank Money
                                Market STIF Account   $  1,379,776  $  1,127,151
                              Monumental Life
                                Insurance Company
                                Synthetic GICs          59,898,110    57,271,420
                              State Street Bank
                                Synthetic GICs          42,668,139    40,739,731
                              SEI Stable Asset Fund     26,349,553    29,821,656
                                                      ------------  ------------

                                                       130,295,578   128,959,958
                                                      --------------------------

                          Dodge and Cox Stock
                            Fund                        81,940,774    67,357,011
                          Putnam S&P 500 Index
                            Fund                        44,432,965    38,803,876
                          Rio Tinto plc ADRs            40,978,089    30,605,763
                          Putnam Voyager Fund           37,160,338    37,639,071
                          Putnam International
                            Equity Fund                 36,948,039    25,675,260
                          Pimco Total Return Fund       25,108,800    22,846,685


                         During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

                              Mutual funds                  $14,910,530
                              Common stock                    5,001,112
                              Common collective trusts        5,947,475
                                                            -----------
                              Net appreciation              $25,859,117
                                                            ===========


6.   PLAN                Although it has not  expressed  any intention to do so,
     TERMINATION         the Company has the right under the Plan to discontinue
                         its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

--------------------------------------------------------------------------------
                                 Page 17 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

7.   INCOME TAX          The Plan does not have a determination  letter from the
     STATUS              Internal Revenue Service informing it that the Plan and
                         related  trust  are  designed  in  accordance  with the
                         applicable  requirements of the Internal  Revenue Code.
                         However,  the Plan  Administrator  and the Plan's legal
                         counsel believe that the Plan is currently designed and
                         being  operated  in  compliance   with  the  applicable
                         requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   RECONCILIATION      The following is a  reconciliation  of assets available
     OF FINANCIAL        for benefits as presented in the  financial  statements
     STATEMENTS TO       as of December 31, 2006 to the Form 5500:
     FORM 5500


                         Assets available for benefits as
                           presented in the financial
                           statements                             $ 493,941,190
                         Adjustment from contact value to
                           fair value for fully benefit-
                           responsive investment contracts           (1,326,661)
                                                                  -------------

                         Assets available for benefits
                           as presented in Form 5500              $ 492,614,529
                                                                  =============


9.   SUBSEQUENT          Effective   January  1,  2007,  the  Company   matching
     EVENTS              contributions   schedule  was   changed.   The  Luzenac
                         America, Inc. employees previously eligible for a Company match of 70%, up to the first 6% of their eligible compensation, are now eligible for a Company match of 100%, up to the first 6% of their eligible compensation. An amendment to the Plan for this change is expected to be made by the Company in 2007.


--------------------------------------------------------------------------------
                                 Page 18 of 24

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

9.   SUBSEQUENT          Effective  April 1, 2007,  the Company  contributes  on
     EVENTS              behalf of new  participants in the Plan,  including new
     CONTINUED           hires and transfers, 6% of eligible compensation (which
                         includes 1/2 of compensation  earned under a short term
                         bonus  program)  up to the  Social  Security  Wage Base
                         ($97,500  for 2007) and 11.7% of eligible  compensation
                         over the Social  Security Wage Base.  Participants  are
                         not required to contribute to the Plan to receive these
                         Company contributions. Participants are vested in these
                         Company   contributions   based   upon  the   following
                         schedule:

                               COMPLETED YEARS OF
                                 VESTING SERVICE                  VESTED %

                                   One year                        33.33%
                                   Two years                       66.67%
                                   Three years                    100.00%

                         For communication purposes, the Company refers to this Company contribution as the Investment Partnership Plan.

                         An amendment to the Plan for this change is expected to be made by the Company in 2007.


--------------------------------------------------------------------------------
                                 Page 19 of 24

                                                                                                 RIO TINTO AMERICA INC. SAVINGS PLAN
                                                                                         EMPLOYER IDENTIFICATION NUMBER:  11-3359689
                                                                                                                   PLAN NUMBER:  002
                                                                                                        SCHEDULE H, PART IV, LINE 4i
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                   DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

  (a)                 (b)                                     (c)                                         d)            (e)
PARTY IN                                                                                   NUMBER OF                  CURRENT
INTEREST       IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT                UNITS       COST          VALUE
--------   ---------------------------   ----------------------------------------------   -----------    ----   --------------------

                                         MONEY MARKET FUND:
           Mellon Bank                   Mellon Bank - STIF Account                      1,379,776        **      $ 1,379,776
                                                                                                                --------------------

                                         COMMON COLLECTIVE TRUSTS:
           SEI Investments               SEI Stable Asset Fund                          26,349,553        **       26,349,553
   *       Putnam                        Putnam S&P 500 Index Fund                       1,195,399        **       44,432,965
                                                                                                                --------------------
                                                  Total Common Collective Trusts                                   70,782,518
                                                                                                                --------------------

                                         MUTUAL FUNDS:
           Dreyfus                       Dreyfus Mid-Cap Value Fund                        499,760        **       16,032,298
           PIMCO                         PIMCO Total Return Fund                         2,418,960        **       25,108,800
           Morgan Stanley                MSDW Institutional International Equity Fund      814,940        **       16,771,459
           Dodge and Cox                 Dodge and Cox Stock Fund                          533,955        **       81,940,774
           UAM Trust Company             UAM/ICM Small Company Fund                        446,561        **       16,687,975
           Artisan                       Artisan Mid Cap Fund                              698,406        **       21,273,436
   *       Putnam                        Putnam Small Cap Growth Fund CL Y                 629,389        **       14,016,492
   *       Putnam                        Putnam International Equity Fund                1,171,466        **       36,948,039
   *       Putnam                        Putnam Voyager Fund                             1,962,003        **       37,160,338
                                                                                                                --------------------
                                                  Total Mutual Funds                                              265,939,611
                                                                                                                --------------------

                                         GUARANTEED INVESTMENT CONTRACT:
           Monumental Life Insurance     GIC, due 6/15/07, 4.11%
             Company                                                                                      **        2,110,901
                                                                                                                --------------------

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

------------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.

                                                                                                 RIO TINTO AMERICA INC. SAVINGS PLAN
                                                                                         EMPLOYER IDENTIFICATION NUMBER:  11-3359689
                                                                                                                   PLAN NUMBER:  002
                                                                                                        SCHEDULE H, PART IV, LINE 4i
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                   DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

  (a)                 (b)                                     (c)                                         d)            (e)
PARTY IN                                                                                   NUMBER OF                  CURRENT
INTEREST       IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT                UNITS       COST          VALUE
--------   ---------------------------   ----------------------------------------------   -----------    ----   --------------------

                                         SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
           Monumental Life Insurance     Synthetic GIC, Dwight Core Int Fund,
             Company                       no specified maturity date, 5.28%                              **     $  1,878,339
           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       2, no specified maturity date, 5.28%                           **       30,286,882
           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       5, no specified maturity date, 5.28%                           **       25,621,988

           State Street Bank             Synthetic GIC, Dwight Core Int Fund,
                                           no specified maturity date, 5.12%                              **       11,900,543
           State Street Bank             Synthetic GIC, Dwight Managed Target
                                           2, no specified maturity date, 5.12%                           **       23,299,804
           State Street Bank             Synthetic GIC, Dwight Managed Target
                                           5, no specified maturity date, 5.12%                           **        7,467,792
                                                                                                                --------------------
                                                  Total Synthetic Guaranteed
                                                    Investment Contracts                                          100,455,348
                                                                                                                --------------------

   *       Rio Tinto plc ADRs            Common Stock                                   192,847.41        **       40,978,089
                                                                                                                --------------------

   *       Putnam                        Pending Account                                                  **           88,785
                                                                                                                --------------------

           Various participants          Participant loans (maturing 2007 to 2032
                                           at interest rates ranging from 5.0% to
                                           10.5%)                                            1,203        **       10,789,139
                                                                                                                --------------------

                                                  Total Investments at fair value                                $492,524,167
                                                                                                                ====================

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

------------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       RIO TINTO AMERICA INC. SAVINGS PLAN



                                       By: /s/ Kay Priestly
                                          --------------------------------------
                                          Name:  Kay Priestly
                                          Title: Director

Date:  July 13, 2007

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC